FOR IMMEDIATE RELEASE


Contacts:

GENSET                                         Burns McClellan
+331 55 04 59 00                               +1 212 213 0006
Marc Vasseur                                   Media: Justin Jackson
President & Chief Executive Officer            Investors: John Nugent


                 Genset Announces Planned Delisting from Nasdaq,
             Relocation of its Headquarters and Change of Directors


Paris, France, October 24, 2002 - Genset, S.A. (Nasdaq: GENXY; Euroclear: 5433), announced today that, following the success of Serono's recommended cash tender offers and the evolution of its shareholder base, Genset will delist its American Depositary Shares ("ADSs") from the Nasdaq National Market. As of the close of business on Friday, November 1, 2002, Genset's ADSs will no longer be quoted for trading through the Nasdaq Stock Market. Genset will not list the ADSs on any U.S. securities exchange or in any other inter-dealer quotation system.

At the close of the initial offering period, Serono, through its wholly-owned subsidiary Serono France Holding S.A., owned 85.9% of the capital and voting rights of Genset. In order to enable holders of Genset securities who have not yet tendered to benefit from the offers, Serono reopened the tender offers on all outstanding ordinary shares, ADSs and convertible bonds ("OCEANEs") until October 31, 2002. The subsequent offering period for the U.S. offer is scheduled to expire at noon (New York City time) on that day.

Serono has stated that it intends to seek to cause Genset to terminate the registration of its securities in the United States as soon as possible after the U.S. offer expires, if the requirements for termination of registration are met.

As of October 31, 2002, the previously announced relocation of Genset's headquarters from Rue Royale in Paris will also be completed. The majority of the headquarters activities are being transferred to Genset's research facilities in Evry, France, while certain accounting functions will be located at the offices of Serono France Holding in Boulogne, France. After October 31, 2002, the address of Genset's registered office will be 6, place de la Madeleine, 75008 Paris, France.

Silvano Fumero (Senior Executive Vice President Research & Pharmaceutical Development, Serono), Pierre Douaze (Non Executive Director, Serono) and Giampiero de Luca (Chief Intellectual Property Counsel, Serono) were appointed as directors of Genset, at a meeting of the board of directors of Genset held yesterday, October 23, 2002. These appointments followed the resignation of the five non-executive directors of Genset, Laurent Degos, Dominique Vernay, Martyn Greenacre, Pascal Brandys and Edmund Olivier de Vezin. Marc Vasseur remains Chairman of the Board of Directors and CEO and Daniel Cohen remains Deputy CEO and Chief Scientific Officer.


About Genset:

Genset is a genomics-based biotechnology company focused on generating a pipeline of drug targets and drug candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the metabolism field named Famoxin, and are continuing their research with a view to discovering and developing other drugs. Genset's news releases are available on the Company's Web site at http://www.genset.fr.


        Genset's news releases are available on the Company's Web site at
                              http://www.genxy.com.

In addition to historical information, this press release contains certain forward-looking statements that involve risks and uncertainties relating to our future financial and scientific performance. Such statements are based on our current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors which could affect expected results, including, but not limited to the uncertainties inherent in obtaining shareholder and regulatory approvals. Other factors which could cause results to differ from expectations are specified in the reports filed by Genset with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Genset does not intend (and is not obligated) to update any such statements to reflect any changes in events, conditions or circumstances on which the statements are based.


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  GENSET is listed on the Nouveau Marche of the Paris Bourse and on the NASDAQ

      Euroclear: 5433 - NASDAQ: GENXY - Bloomberg: GNST FP - Reuters: GEN.F

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